SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2018
Commission File Number 0-28800
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DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor - North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2018, incorporated by reference herein:
Exhibit
99.1
Release dated May 29, 2018, “EURONEXT ACCESS PARIS MARKET:
TERMINATION OF LISTING OF DRDGOLD SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
DRDGOLD LIMITED
Date: May 30, 2018 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
EURONEXT ACCESS PARIS MARKET: TERMINATION OF LISTING OF DRDGOLD SECURITIES
DRDGOLD shareholders (“Shareholders”) are advised that a formal application, in accordance with
Article 7.1 of the Euronext Access Rules, has been made to the authorities of the Euronext Access Paris market (“Euronext”) for the voluntary termination of the listing of DRDGOLD securities on Euronext
(“Termination”). The Termination will become effective from 30 May 2018.
In 2017, the European Central Banks Regulation undertook a process to harmonise its settlement and
Central Securities Depositary (“CSD”) requirements regarding the quality of its link with foreign markets.
It was subsequently decided that Euronext close its link with the South African securities market, via its
French CSD, Euroclear. In the circumstances, trading of DRDGOLD’s securities on the Euronext was no longer possible and Euroclear subsequently undertook a process to transfer the DRDGOLD securities held by French Shareholders to a South African CSD, such that the DRDGOLD securities remained tradable on the securities exchange operated by the JSE Limited (“JSE”).
Historically, the liquidity of the securities traded on the Euronext has been negligible. For the period
June 2016 to June 2017, the total volume of securities traded on this exchange amounted to less than
0.2% of the total number of DRDGOLD securities in issue.
In light of the above and the fact that the DRDGOLD securities are no longer tradable on the Euronext, a decision was made to apply for the Termination on said exchange.
For the avoidance of doubt, DRDGOLD’s primary listing on the JSE and secondary listing on the New
York Stock Exchange (in the form of an American Depositary Receipts programme) remain unaffected by the Termination. Additionally, the trading of the Company’s securities on the regulated unofficial market on the Frankfurt Stock Exchange and the Berlin and Stuttgart over-the-counter markets also remain unaffected.
Shareholders are advised to contact Phil Dexter on +44 (0) 207 796 8644 or email
phil.dexter@corpserv.co.uk should they have any further queries with regard to the Termination.
Johannesburg
29 May 2018
Sponsor
One Capital